(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number: 1-15445

For Period Ended: January 1, 2005
☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended: .

Read Attached Instructions Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DrugMax, Inc.

Full Name of Registrant

Former Name if Applicable

312 Farmington Avenue

Address of Principal Executive Office (Street and Number)

Farmington, CT 06032

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

DrugMax, Inc. (the “Registrant”) recently completed its merger with Familymeds Group, Inc. (“FMG”). While the Registrant was the legal survivor in the merger, for accounting purposes, the merger is being accounted for as a reverse acquisition, with FMG as the acquirer. Thus, the historical financial statements of FMG have become the historical financial statements of the Registrant and the Registrant has converted its fiscal year end from March 31 to a 52-53 week fiscal year ending on the Saturday closest to December 31, consistent with FMG’s year end. The Registrant’s Form 10-K for the year ended January 1, 2005 will be the Registrant’s first annual or quarterly report since the merger. In connection with the forgoing, the Registrant must account for the assets and liabilities acquired by FMG from the accounting acquiree as required under the purchase method of accounting, which requires that results of operations of the accounting acquiree be included in the financial statements of the accounting acquirer from the effective date of the merger (November 12, 2004). As discussed in more detail under Part IV below, the Registrant has encountered delays in this process. Further, subsequent to the merger, the Registrant established a uniform IT platform that integrates substantially all of the Registrant’s distribution functions. The conversion to this platform has contributed to the delay in the preparation of the Registrant’s year end financial statements. Additionally, as discussed in more detail under Part IV below, the Registrant is in the process of completing its annual test for goodwill impairment as required by Statement of Financial Accounting Standards No. 142 (“SFAS 142”).

As a result of all of the forgoing, the Registrant has not finalized its consolidated financial statements for the year ended January 1, 2005 and its audit has yet to be completed. However, the Registrant anticipates filing its Form 10-K by April 18, 2005, which is within the extension period provided by Rule 12b-25.

Some of the statements contained in Part II, III and IV of this Form 12b-25 are forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the Registrant’s ability to finalize its Form 10-K by the prescribed filing date. These risks could cause the Registrant’s actual results to differ from those expressed in any forward-looking statement made by, or on behalf of, the Registrant.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Allison Kiene (Name)	860.676-1222 ext. 117 (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As stated above, for accounting purposes, the Registrant’s recent merger is being accounted for as a reverse acquisition, with FMG as the acquirer. Thus, the historical financial statements of FMG have become the historical financial statements of the Registrant. Further, the Registrant is in the process of conducting an impairment test for goodwill. Pursuant SFAS 142, goodwill is not to be amortized, but is subject to impairment testing annually, or more frequently if events and circumstances indicate there may be impairment. The Registrant anticipates, once its test is completed, that it may record a significant write-down of goodwill, but currently cannot reasonably quantify the write-down. Further, as stated above, the Registrant must account for the assets and liabilities acquired by FMG from the accounting acquiree as required under the purchase method of accounting. In this regard, the Registrant has encountered certain difficulties reconciling, among other things, the accounts payable of the accounting acquiree. While the Registrant is attempting to diligently complete the reconciliation, the process has yet to be completed and, accordingly, the Registrant currently cannot reasonably estimate what, if any, adjustments will be required to be made to appropriately account for the acquisition.

DrugMax, Inc.

            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2005		/s/ Edgardo Mercadante
		By:	Edgardo Mercadante
		Title:	Chief Executive Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.